FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of....	March	…………………………………………………,	2014

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-………………

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	March 24, 2014	By……/s/…… Shinichi Aoyama…………
(Signature)*

Shinichi Aoyama
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice Regarding Petition for Commencement of Bankruptcy Proceedings by a Subsidiary for its Subsidiary (Sub-subsidiary) and Order of the Commencement

March 24, 2014
Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 [Tokyo (First section) and other Stock Exchanges]

Inquiries: Shinichi Aoyama General Manager Consolidated Accounting Division Finance & Accounting Headquarters +81-3-3758-2111

Notice Regarding Petition for Commencement of Bankruptcy Proceedings by a

Subsidiary for its Subsidiary (Sub-subsidiary) and Order of the Commencement

As Tsuhan Koubou Inc. (hereinafter “Tsuhan Koubou”), a wholly-owned subsidiary of Canon Electronics Inc. (hereinafter “Canon Electronics”; Securities Code: 7739, Tokyo Stock Exchange first section), which is a consolidated subsidiary of Canon Inc. (hereinafter “the Company”), filed a petition for bankruptcy with the Tokyo District Court on March 20, 2014 and an order of the commencement of bankruptcy proceedings was made on the same day, the Company announces as follows.

a. Profile of Sub-subsidiary (As of the end of February 2014)
Trade Name:	Tsuhan Koubou Inc.
Location of Head Office:	3-5-10 Shiba-Koen, Minato-ku, Tokyo
Name and Title of Representative:	Shinichi Fukushima, Representative Director
Business Activities:	Mail-order business
Amount of StatedCapital:	30 million yen
Major Shareholder and Share Holding Ratio:	Canon Electronics (Consolidated subsidiary of the Company (54.1%)) 100%
Credits and Debts Relationship with the Company:	None

b.  Background that led to the filing of the Petition

The former president of Tsuhan Koubou (hereinafter “the Former President”) reported his own acts which were in breach of duties as an officer to Canon Electronics, the parent company of Tsuhan Koubou. Acting on this report, Canon Electronics established an internal investigation committee on January 7 this year. Through the investigation, it turn out that the Former President, without authorities to be given by Tsuhan Koubou’s Board of Directors, repeatedly had carried out the illegal activities such as debt guarantees and draft endorsements in the name of Tsuhan Koubou.

Despite efforts to clarify facts on this matter through hearings with the Former President and his lawyer, Canon Electronics was unable to gain a complete understanding of a whole scheme of the illegal activities and the facts, including how funds were actually used. Faced with a risk that Tsuhan Koubou’s debt would increase due to the illegal activities of the Former President, there was no choice but to file a petition for bankruptcy proceedings in order to confirm the facts through the bankruptcy trustee, specify the amount of debt, and equitably distribute residual assets.

c.  Complainant

Tsuhan Koubou Inc.

d.  Petition Process

Petition for commencement of bankruptcy proceedings prescribed in Article 18 of the Bankruptcy Act

e.  Net Debt

Although the amount of debt has not been fixed due to the illegal activities of the Former President, Canon Electronics currently estimates Tsuhan Koubou’s net debt to be approximately 2.4 billion yen.

f.  Impact of Bankruptcy and Other Related Issues Concerning the Sub-subsidiary

The Company has judged that there will be no impact on its business results.

g.  Valuation Amount of the Sub-subsidiary

Tsuhan Koubou shares held by Canon Electronics are estimated to have no value.

h.  Future Prospects

Although the confirming of facts and other related matters concerning the illegal activities of the Former President has been entrusted to the bankruptcy trustee, Canon Electronics, Tsuhan Koubou’s parent company, will strive to investigate the shortcomings in its internal checks and balances function that led to this situation and prevent its recurrence, and has indicated its intent to pursue the liability of the Former President, including criminal charges.